NAME OF REGISTRANT: Devon Energy Corporation
NAME OF PERSON RELYING ON EXEMPTION: George Gund Foundation
ADDRESS OF PERSON RELYING ON EXEMPTION: 1845 Guildhall Building
45 Prospect Avenue, West Cleveland, Ohio 44115
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 8 on Devon Energy Corporation 2017 Proxy Statement:
Assessment on the Impact of Global Climate Change Policies

Devon Energy Corporation, Symbol: DVN

Filed by: George Gund Foundation

April 27, 2017

Dear Devon Energy Corporation Shareowner:

Support Proposal #8 Requesting Assessment on the Impact of Global Climate Change Policies
We are writing to ask that shareowners support Proposal #8 at Devon Energy Corp. We believe this request is of particular significance in light of the global consensus regarding climate change and emission reduction targets reflected in the November 2016 Paris Agreement, signed by 194 governments, including the United States and China. The Paris Agreement’s goal of keeping global temperature rise well below 2 degrees Celsius is already shaping national and global policy decisions, potentially costing the oil industry $22 trillion in lost revenue if actions are not taking to mitigate future risks.1 Prudent, long-term investors now need risk reporting to align with the new global agenda.

Proposal #8 requests a report on the impacts of climate change policy consistent with the targets defined in The Paris Agreement. Reasons to support proposal #8 include:

1.
Changing market fundamentals and regulations to address climate change are likely to have a negative impacts on demand for oil.
 The proposed report will better enable investors to assess Devon Energy’s long-term strategy and risk.

2.
Devon is particularly exposed to climate asset risk.
 A quarter of Devon's reserves are located in the oil sands of Canada, a high-cost region whose government recently established a cap on greenhouse gas emissions.

1 Leslie Hayward, “Barclays: $22 Trillion in Oil Revenue at Risk From COP-21 Negotiations,” The Fuse, December 10, 2015, http://energyfuse.org/barclays-22-tillion-in-oil-revenue-at-risk-from-cop-21-negotiations/.

Devon – Exempt Solicitation

3.
Global financial regulators are calling for disclosure of climate change risks.
 Over the past year, a range of financial institutions and regulatory agencies have begun to recognize and acknowledge the need for companies to address carbon asset risk.

4.
Devon has not provided sufficient analysis and disclosure on managing climate asset risk.
 The need for comprehensive disclosure regarding carbon asset risk has been underscored by global investors, yet Devon’s publically available material disclosures fail to address the range of associated risks.

5.	Devon compares poorly to peers on carbon asset risk reporting. Peer companies have begun to affirmatively address these risks.

Resolve Clause: Publish an annual assessment of the long-term portfolio impacts of global climate change policies, at reasonable cost and omitting proprietary information. The report should analyze the impacts on Devon's portfolio of oil and gas reserves and resources in a scenario in which reduction in demand results from technological innovation, carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The report should asses the resilience of the company's full portfolio of reserves and resources through 2040 and beyond and address the range of financial risks associated with such a scenario.

1.	Changing Market Fundamentals and Regulations to Address Climate Change Are Likely to Have Negative Impacts on Demand for Oil

While shareholders may believe that the Trump administration will decrease the risk of stranded assets by leaving the Paris Agreement and increasing favorable policies toward oil and gas, such as reducing fuel economy standards, it should be noted that these may be temporary and that a quarter of Devon’s reserves and holdings are held in Canada,2 a strong supporter of the Paris Agreement. In the US, proposals by the Administration to reduce fuel efficiency standards are also unlikely to succeed as it places the Administration at odds with 84% of consumers who favor higher fuel efficiency in their vehicles, as well as dozens of states, including California, where stricter fuel efficiency standards are already in place.3,4

Regardless of efforts by the Trump administration, fundamental market changes are underway that have the potential to substantially reduce demand for Devon’s oil and gas products. These shifts include increasing costs for companies such as Devon to find, produce, and develop oil and gas; fuel efficiency innovations that are reducing worldwide demand for oil and gas in the US and abroad; new technologies, such as electric vehicles that will reduce demand for fossil fuels; and competition from renewables. At the same time, regulatory risk is intensifying as global governments take action on climate change. Climate change regulations and air quality standards are steadily increasing the regulatory risks facing Devon, which may render its fossil fuel reserves unsaleable or stranded in the future.

2 Devon Energy Corporation, Heavy Oil Operations, http://www.devonenergy.com/operations/heavy-oil, accessed 4/4/17.
3 Consumers Union, Survey: Strong Public Support for Improving Fuel Economy In New Vehicles, June 22, 2016, http://consumersunion.org/2016/06/2016-fe-consumer-survey/.
4 Steven Overly, “Trump’s review of car fuel standards could lead to fight with California, environmentalists,”The Washington Post, March 15, 2017, https://www.washingtonpost.com/news/innovations/wp/2017/03/15/trump-to-pull-back-epas-fuel-efficiency-determination-opening-the-door-for-reduced-standards/?utm_term=.0fcc284383c8.

Devon – Exempt Solicitation

The rapid adoption of electric vehicles poises a major threat to the future valuation of Devon’s oil reserves. The IEA forecasts that electrification of transport will play a critical role in achieving required greenhouse gas reductions.5 Early predictors on electric vehicle (EV) adoption had vastly underestimated its growth rate; hybrid and EV annual sales doubled between 2015 and the first half of 2016,6 averaging more than 70% annual growth, far exceeding the International Energy Agency’s (IEA) 2-degree scenario forecast of 80 million EVs on the road by 2025.7

New technologies, such as increased fuel efficiency, had a similar impact on the oil markets of developed countries, causing peak oil in these countries as early as 2010.8 IEA predicts that new oil demand will primarily occur in the developing world, but China and India, both major consumers of oil, have already begun aggressive pushes to decarbonize their transportation fleet.9,10 Transportation accounts for three fifths of global oil use and the adoption of electric vehicles (EVs) will have an outsized and permanent impact on the demand for oil. Fitch Ratings described electric cars as a “resoundingly negative” threat to the oil industry and urged energy companies to plan for “radical change.”11 The CEOs of Statoil and Shell as well as the IEA’s 450 Scenario predicted that global peak demand for oil may occur as early as the 2020s due to electric vehicle adoption.12,13,14

5 International Energy Agency, Global EV Outlook 2016, 6, https://www.iea.org/publications/freepublications/publication/Global_EV_Outlook_2016.pdf.
6 Leslie Hayward, “Will Electric Vehicles Upset Oil and Metals Markets?” The Fuse, November 1, 2016, http://energyfuse.org/will-electric-vehicles-upset-oil-metals-markets/.
7 International Energy Agency, Tracking Clean Energy Progress 2016: Energy Technology Perspectives 2016 Excerpt IEA Input to the Clean Energy Ministerial, 5, http://www.cleanenergyministerial.org/Portals/2/pdfs/TrackingCleanEnergyProgress2016.pdf.
8 Alex Lawler, “Oil Demand has Peaked in Developed World: IEA,” Reuters, January 28, 2010, http://www.reuters.com/article/us-iea-oil- idUSTRE60R5R720100128; “International Energy Statistics: OECD Total Petroleum Consumption,” U.S. Energy Information Administration, http://www.eia.gov/cfapps/ipdbproject/iedindex3.cfm?tid=5&pid=5&aid=2&cid=CG5,&syid=2000&eyid=2014&unit=TBPD.
9 China aims to reach 5 million EVs by 2020 and has reached 640,000 EVs by November 2016, already making it the largest EV fleet, globally. Wikipedia; “New Energy Vehicles in China,” https://en.wikipedia.org/wiki/New_energy_vehicles_in_China.
10 India has introduced an EV subsidy to transform its transportation fleet to 100% electric by 2030. Gill, Sohinder, “Govt Aims to Make India a 100% Electric Vehicle Nation by 2030; Here’s How,” Financial Express, June 4, 2016, http://www.financialexpress.com/auto/news/govt-aims-to-make-india-a-100-electric-vehicle-nation-by-2030-heres-how/273629/.
11 Pilita Clark, “Electric cars pose ‘resoundingly negative’ threat to oil majors” Financial Times, October 18, 2016, https://www.ft.com/content/8fcb287c-498e-32ed-b673-bda6f4169d11.
12 Ed King, “Statoil chief: rise of electric cars will shrink oil industry,” Climate Home, September 10, 2016, http://www.climatechangenews.com/2016/10/19/statoil-chief-rise-of-electric-cars-will-shrink-oil-industry/.
13 Rakteem Katakey. “Energy Giant Shell Says Oil Demand Could Peak in Just Five Years” Bloomberg, November 2, 2016. https://www.bloomberg.com/news/articles/2016-11-02/europe-s-biggest-oil-company-thinks-demand-may-peak-in-5-years.
14 International Energy Agency, World Energy Outlook 2016, 110

Devon – Exempt Solicitation

Carbon asset risk, or the stranding of fossil fuel reserves, can not only occur due to market forces, as we are seeing with the recent oil price drop, but can also occur due to government prohibitions limiting use of a carbon-based commodity. The amount of fossil fuels that can be burned before runaway climate change occurs is limited; nearly two-thirds of known reserves cannot be burned without severe climate repercussions.15 Barclays predicts that in a 2-degree world, the oil industry is posed to lose $22 trillion of potential revenue, which gives a sense of the enormous magnitude of regulatory risk facing the oil industry.16 Additionally, the projected lost revenue from oil is the most exposed of all fossil fuels and is much larger than the expected revenue losses from coal (which has already lost significant value) at $5.8 trillion, and natural gas, at $5.5 trillion.17

In light of these concerns, investors will benefit from a report which assesses Devon Energy’s oil and gas reserves under a scenario consistent with the global emissions reduction target defined in The Paris Agreement, which is also in line with the International Energy Agency’s 450 Scenario.

2.	Devon is Particularly Exposed to Climate Asset Risk

Devon recognized in its 2014 10-K filing to the Securities and Exchange Commission that "[c]hanges in or additions to public policy regarding the protection of the environment could have a significant impact on our operations and profitability." A quarter of the company's reserves are located in the oil sands of Canada, a high-cost region whose government recently established a cap on greenhouse gas emissions. Nonetheless, Devon has not presented any analysis of how its portfolio of assets and planned capital expenditures performs under a 2 degrees scenario.

The recent price collapse only highlights the vulnerability of Devon’s high-cost production model. In 2015, Devon reported an operating loss of nearly $21 billion, resulting primarily from commodity price declines.18 In 2016, Devon continued to report a multi-billion dollar operating loss,19 underscoring the long-term market risks facing Devon’s fossil fuel portfolio.

3.	Financial Regulators Call for Disclosure of Climate-Related Risks, Including Scenario Analysis

Investors require clear, transparent, and comparable information about carbon asset risk to make informed assessments about their use of capital. This need has been underscored by a range of financial institutions and regulatory agencies. Major asset managers (e.g. BlackRock, State Street Global Advisors) have also asked for improved climate risk disclosures. Moody’s credit rating agency also indicated it would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, noting the high carbon risk exposure of the energy sector. And, the Financial Stability Board’s Task Force on Climate Related Financial Disclosures has indicated that it also favors such analysis.

15 International Energy Agency, World Energy Outlook 2012: Executive Summary, 3, https://www.iea.org/publications/freepublications/publication/english.pdf.
16 Leslie Hayward, “Barclays: $22 Trillion in Oil Revenue at Risk From COP-21 Negotiations,” The Fuse, December 10, 2015, http://energyfuse.org/barclays-22-tillion-in-oil-revenue-at-risk-from-cop-21-negotiations/.
17 Ibid.
18 Devon Energy Corporation, Annual Report 2015, Accessed March 26, 2017, http://s2.q4cdn.com/462548525/files/doc_financials/DVN-2015-10-K-Letter-to-Shareholders.pdf.
19 Devon Energy Corporation, “Devon Energy Reports Fourth-Quarter and Full-Year 2016 Results; Provides Updated Capital and Production Outlook,” news release, February 14, 2017, http://s2.q4cdn.com/462548525/files/doc_financials/quarterly/2016/Q4/Q4-2016-DVN-Earnings-Release.pdf.

Devon – Exempt Solicitation

For example, as noted by Mark Carney, the President of the Bank of England, the carbon budget associated with meeting the 2 degree goal will “render the vast majority of reserves ‘stranded’ – oil, gas, and coal that will be literally unburnable without expensive carbon capture technology, which itself alters fossil fuel economics.”20 Similarly, the Financial Accounting Standards Board (FASB), recently developed a Task Force on Climate-Related Financial Disclosures (TCFD), under the chairmanship of Michael Bloomberg, to create a set of voluntary disclosure mechanisms providing critical information to investors, lenders, insurers, and other stakeholders. France recently created mandatory climate risk disclosure requirements for institutional investors regarding a 2-degree carbon pathway.21 Australia also announced that its Senate will conduct an inquiry into how Australian companies report their investments in fossil fuels and their exposure to the carbon bubble.22 Further, Barclays recommends that “. . . fossil-fuel companies should at the very least be stress-testing their business models against a significant tightening of global climate policy over the next two decades.”23

4.	Devon Has Not Provided Sufficient Analysis and Disclosure on Managing Climate Asset Risk

Devon fails to provide shareholders with an analysis regarding carbon asset risk. None of the Company’s public disclosures quantify the financial losses it is exposed to, nor assess how low oil demand will harm the company. The company also fails to address the risks associated with worldwide achievement of the 2-degree scenario. In the company’s 2016, 10-K Annual Report, Devon does not provide any measureable discussion on the regulatory risk poised cap-and-trade, carbon taxes, or Canada’s and the United States’ commitments to the Paris Accord, including Alberta’s Climate Leadership Plan, which will have direct impacts on Devon’s Canadian operations.

Devon repeatedly claims that it is not possible to predict how regulatory actions or market dynamics will affect the company; however, climate action goals clearly have been discussed by regulators and multiple market scenarios have long been modeled by the International Energy Agency.24

While Devon believes that it is currently able to plan for and comply with environmental initiatives, the IEA’s 2016 World Energy Report explicitly warns that abrupt changes to global policy—to prevent catastrophic changes to climate—could potentially cost the oil industry trillions in stranded assets.25 Indeed, Devon even goes on to state that, “our capital expenditures and operating expenses related to the protection of the environment and safety and health compliance have increased over the years and may continue to increase,” and yet the company is unable to “predict with any reasonable degree of certainty our future exposure concerning such matters.”26

20 “Breaking the tragedy of the horizon - climate change and financial stability, speech by Mark Carney,” Bank of England, September 29, 2015,  http://www.bankofengland.co.uk/publications/Pages/speeches/2015/844.aspx - 1.
21 Sophie Baker, “France to require institutional investors to disclose carbon exposure,” Pensions & Investments, May 22, 2015. http://www.pionline.com/article/20150522/ONLINE/150529958/france-to-require-institutional-investors-to-disclose-carbon-exposure.
22 “Greens Senate Inquiry into the Exposure of Australian’ Investment to the Carbon Bubble,” The Greens, February, 2016. http://greens.org.au/news/qld/greens-senate-inquiry-exposure-australians%E2%80%99-investments-carbon-bubble
23 Ambrose Evans-Pritchard, “COP-21 Climate Deal In Paris Spells End Of The Fossil Era,” The Telegraph, Nov 29, 2015, http://www.telegraph.co.uk/finance/economics/12021394/COP-21-climate-deal-in-Paris-spells-end-of-the-fossil-era.html
24 International Energy Agency, “World Energy Report 2016,” 110
25 Ibid., 155
26 Devon Energy Corporation, 2016 SEC 10-K, 17.

Devon – Exempt Solicitation

Devon believes that it can rely on third party auditors to provide adequate discussion on the effects of regulation on the company’s recoverable reserves. Yet, far from providing substantive discussion, both LaRouche and Deloitte, who conducted the audits, concluded that changes to government regulations may significantly impact the volume of recoverable reserves and thus the company’s valuation.27 Specifically, LaRouche warns, “future changes in taxation affecting oil and gas producing companies and their products and changes in environmental and administrative regulations may significantly affect the ability of Devon to operate and produce oil and gas at the projected levels.”28

In Devon’s discussion on the price volatility of its reserves, Devon notes that factors including changing demand in emerging markets, conservation efforts, competitive pricing of alternative fuels, technological advances in fuel efficiency, and government regulations will cause deterioration in commodity prices and adversely impact the company’s valuation.29 Yet, the company’s reticence to discuss these factors in detail only highlights the reality that these market changes will not only deviate from historic trends but likely grow, exponentially, in magnitude.

Finally, Devon’s Corporate Social Responsibility report and Carbon Disclosure Project’s annual surveys, while highlighting the company’s interest in limiting its environmental impacts, fail to provide any tangible discussion on the devaluation of company’s reserves as a result of government regulations and market changes. The company cites predictions by the U.S. Energy Information Administration that global energy needs will grow in the future,30 but fails to mention that renewables have reached grid-parity with fossil fuels and that the electrification of even a portion of the global transportation fleet will cause an oil glut similar to that of 2014 and lead to severe disruptions in oil demand.31,32

Considering the major downturns in Devon’s earnings in 2015 and 2016, with net earning losses totaling nearly $19 million,33 shareholders would benefit from greater transparency in future operational strategies in light of stricter regulations and more competitive renewable energy sources.

27 LaRouche Petroleum Consultants, Ltd., Devon Energy 2016 SEC 10-K, Exhibit 99.1; Deloitte LLP., Devon Energy 2016 SEC 10-K, Exhibit 99.2.
28 LaRouche, Exhibit 99.1, 2.
29 Ibid. 18.
30 Devon Energy Corporation, 2016 Corporate Social Responsibility Report, 12.
31 World Economic Forum. “Renewable Infrastructure Investment Handbook: A Guide for Institutional Investors,” December 2016. http://www3.weforum.org/docs/WEF_Renewable_Infrastructure_Investment_Handbook.pdf.
32 Randall, Tom, “Here’s How Electric Cars Will Cause the Next Oil Crisis,” Bloomberg, February 25, 2016, http://www.bloomberg.com/features/2016-ev-oil-crisis/
33 Devon Energy Corporation, “Devon Energy Reports Fourth-Quarter and Full-Year 2016 Results; Provides Updated Capital and Production Outlook,” 10.

Devon – Exempt Solicitation

5.	Devon Energy Falls Behind Its Peers in Climate Asset Risk Reporting

Devon is quickly being left behind by peers who are taking action. In 2014, ExxonMobil publicly agreed to issue a report on carbon asset risk. Although this report only met shareholder requests on the margins, it was the first company to publicly undertake the task. In 2015, BP, Statoil, and Shell management endorsed shareholder proposals that included stress testing related to climate risk.34 In 2015, BHP Billiton released a report assessing climate change impact to its portfolio, including an assessment of a 2-degree scenario.35 ConocoPhillips, Rio Tinto, Anglo-American, and Suncor also states that it stress tests its portfolio against the 2 degree scenario.36

Vote FOR Climate Risk Reporting Proposal #8
The request for Climate Risk Reporting at Devon Energy Corp. has been built on a history of engagement by shareowners. In September 2013, CERES launched the Carbon Asset Risk Initiative (CAR) with a group of 75 investors, including CalPERS, requesting Devon Energy Corp. and other companies to review and provide reporting related to climate change risk. This proposal represents the fourth shareholder request for Devon to disclose carbon asset risk. Momentum is building, and votes for Devon to take action are increasing, from 20.5% in 2014, to 23.2% in 2015, to 36.1% in 2016. This issue is clearly important to shareholders, and has been amplified by the oil price decline starting in 2014. It is critical that shareholders have enough information to evaluate Devon’s forward looking prospects, which promise to be dramatically impacted by climate change and associated market changes. Shareholders urge strong support of this proposal, which will bring increased transparency on one of the largest business risks facing the company.

PLEASE NOTE: This document is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; we are not able to vote your proxies, nor does this communication contemplate such an event.

The Proponents urge shareholders to vote for Item number 8 following the instruction provided on management’s proxy mailing.

34 ”Carbon Asset Risk: from Rhetoric to Action,” Ceres, 27, http://2degrees-investing.org/IMG/pdf/car_action_final1015.pdf?iframe=true&width=800&height=500;
35 “Climate Change Portfolio Analysis,” BHP Billiton, 2015, http://www.bhpbilliton.com/~/media/bhp/documents/investors/reports/2015/bhpbillitonclimatechangeporfolioanalysis2015.pdf?la=en
36 see Ceres Investor Network, Shareholder Resolutions: ConocoPhillips, Carbon Asset Risk 2016, https://www.ceres.org/investor-network/resolutions/conocophillips-carbon-asset-risk-2016; Rio Tinto, Strategic Resilience for 2035 and Beyond, 2016, which received a 99.2% shareholder vote, https://www.ceres.org/investor-network/resolutions/strategic-resilience-for-2035-and-beyond; Anglo American, Strategic Resilience for 2035 and Beyond, 2016, which received a 96.3% vote, https://www.ceres.org/investor-network/resolutions/strategic-resilience-for-2035-and-beyond-1; and Suncor, Regularly Disclose Preparations For Low-carbon Future, 2016, which received a 98.2% vote, https://www.ceres.org/investor-network/resolutions/regularly-disclose-preparations-for-low-carbon-future.